UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)
DST Systems, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
233326107
(CUSIP Number)
Gwen E. Royle 920 Main Street Kansas City, Missouri 64105 (816) 218-2400 (816) 218-2450 (facsimile)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 3, 2001
(Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   [   ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 12 Pages)

CUSIP No. 233326107	Schedule 13D/A	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stilwell Financial Inc. Stilwell Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not applicable (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 39,724,052
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER 39,724,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,724,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 65,840 shares beneficially owned by the directors and executive officers of the Reporting Persons. [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233326107	Schedule 13D/A	Page 3 of 12 Pages

Preliminary Statement

        This Amendment No. 1 (the "Amendment") amends the Schedule 13D (the "Schedule 13D") filed July 10, 2000. The cover page and Items 1, 2, 5, 6 and 7 of the Schedule 13D shall be amended and restated as follows. All other information in the Schedule 13D remains unchanged.

Item 1.         Security and Issuer

        This Amendment relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of DST Systems, Inc. ("DST" or the "Company"), a Delaware corporation. The principal executive offices of DST are located at 333 West 11th Street, Fifth Floor, Kansas City, Missouri 64105. On September 26, 2000, the DST Board of Directors approved a 2-for-1 split of the Company's common stock, in the form of a dividend of one share for each share held of record at the close of business on October 6, 2000. The distribution occurred on October 19, 2000. The share numbers reported herein reflect this stock split.

Item 2.         Identity and Background

        This Schedule is being filed by Stilwell Financial Inc. ("Stilwell"), a Delaware corporation, and Stilwell Management, Inc. ("SMI"), a Delaware corporation (jointly the "Reporting Persons").

        Stilwell is a holding company with operations in the financial services business. The principal executive office of Stilwell is located at 920 Main Street, Kansas City, Missouri 64105.

        SMI is a corporation with operations in the financial asset management business and is a wholly owned subsidiary of Stilwell. The principal executive office of SMI is located at 210 University Boulevard, Suite 900, Denver, Colorado 80206.

        Neither the Reporting Persons nor any of their directors or executive officers hereinafter listed has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        Neither the Reporting Persons nor any of their directors or executive officers hereinafter listed has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DIRECTORS AND EXECUTIVE OFFICERS

        Each of the directors and executive officers of the Reporting Persons, whose names appear below, except Robert Skidelsky, is a citizen of the United States of America, and is principally employed by the Reporting Persons in the capacities shown, except as otherwise indicated. Robert Skidelsky is a citizen of Great Britain.

Stilwell

        The business address of the directors and executive officers of Stilwell is 920 Main Street, Kansas City, Missouri 64105.

Directors (excluding executive officers who are directors)
P.F. Balser	Ironwood Partners, LLC
J.E. Barnes	Retired
CUSIP No. 233326107	Schedule 13D/A	Page 4 of 12 Pages

R. Skidelsky	Retired
M.I. Sosland	Chairman, Sosland Companies, Inc., Chairman, Sosland Publishing Company
Executive Officers
L.H. Rowland	Chairman of the Board, President, Chief Executive Officer and Director
T.H. Bailey	Chairman, President and Chief Executive Officer of Janus Capital Corporation
J.D. Monello	Vice President of Development
D.R. Carpenter	Executive Vice President
D.P. Connealy	Vice President and Chief Financial Officer
A.P. McCarthy	Vice President - Administration
G.E. Royle	Vice President - Legal and Corporate Secretary
D.E. Nickerson	Vice President and Controller

        SMI

        The business address of the directors and executive officers of SMI is 210 University Boulevard, Suite 900, Denver, Colorado 80206.

Directors (excluding executive officers who are directors)
L. H. Rowland	Chairman of the Board of Directors, President and Chief Executive Officer of Stilwell
J.D. Monello	Vice President of Development of Stilwell
D.R. Carpenter	Executive Vice President Stilwell
D.P. Connealy	Vice President and Chief Financial Officer of Stilwell
J.W. Tracey	Executive Vice President and Chief Information Officer of Berger, LLC
Executive Officers
J.R. Thompson	President, Chief Executive Officer and Director
D.G. Mertens	Senior Vice President
A.J. Iseman	Vice President and Chief Operating Officer
B.S. Ferrie	Vice President, Treasurer and Chief Financial Officer
J.M. Teague	Vice President - Administration and Secretary
CUSIP No. 233326107	Schedule 13D/A	Page 5 of 12 Pages

Item 5.        Interest in Securities of the Issuer.

        SMI directly holds 39,724,052 shares of Common Stock. SMI is wholly owned by Stilwell.

        REPORTING PERSONS

        (a)      The responses to Items 11 and 13 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (a) of this Item 5. The percentage of the outstanding Common Stock was calculated based upon the shares shown outstanding on the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2001.

        (b)      The responses to Items 7, 8, 9 and 10 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (b) of this Item 5.

        (c)      The Reporting Persons have had the following transactions in the Common Stock during the 60 days prior to the date of this Schedule:

         On December 3, 2001, SMI made a capital contribution of 839,000 shares of Common Stock to SMI’s wholly-owned subsidiary Vermont Investors Assurance Corporation (“VIA”). VIA entered into an agreement with DST on December 3, 2001 pursuant to which it sold all of the shares of Common Stock received from SMI to DST (the “Agreement”). The sale price of the Common Stock under the Agreement was $47.675 per share based on the average of the high and low price per share for the Common Stock recorded on the New York Stock Exchange on the date of the Agreement. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Agreement which is filed as Exhibit B hereto and incorporated herein by reference.

        (d)    No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock.

        (e)    Not applicable.

DIRECTORS AND EXECUTIVE OFFICERS

	Total	Percent	Voting Power		Dispositive Power
Name	Owned	of Class	Sole	Shared	Sole	Shared
Stilwell
Directors (excluding executive officers who are directors)
Balser Barnes Skidelsky Sosland	11,000 0 0 12,800	* 0% 0% *	11,000 0 0 0	0 0 0 12,800	11,000 0 0 0	0 0 0 12,800
Executive Officers
Rowland Monello Bailey	40,140 0 0	* 0% 0%	40,140 0 0	0 0 0	40,140 0 0	0 0 0

CUSIP No. 233326107	Schedule 13D/A	Page 6 of 12 Pages

Carpenter Connealy McCarthy Royle Nickerson	400 0 500 1,000 0	* 0% * * 0%	0 0 500 0 0	400 0 0 1,000 0	0 0 500 0 0	400 0 0 1,000 0

SMI
Directors (excluding executive officers who are directors)
Rowland Monello Carpenter Connealy Tracey	40,140 0 400 0 0	* 0% * 0% 0%	40,140 0 0 0 0	0 0 400 0 0	40,140 0 0 0 0	0 0 400 0 0

Executive Officers
Thompson Mertens Iseman Ferrie Teague	0 0 0 0 0	0% 0% 0% 0% 0%	0 0 0 0 0	0 0 0 0 0	0 0 0 0 0	0 0 0 0 0

                 *Less than one percent.

        None of the above named directors or executive officers have had any transactions in the Common Stock during the 60 days prior to the date of this Schedule.

        No person, other than the respective directors or executive officers, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by such director or officer.

CUSIP No. 233326107	Schedule 13D/A	Page 7 of 12 Pages

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Reference is made to the Agreement described in Item 5(c), which is incorporated herein by reference.

        The directors and executive officers of the Reporting Persons currently have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.         Material to be Filed as Exhibits.

        Exhibit A - Joint Filing Undertaking.

        Exhibit B - Stock Purchase and Sale Agreement

CUSIP No. 233326107	Schedule 13D/A	Page 8 of 12 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 12, 2001

Stilwell Financial Inc.
By:	/s/ Gwen E. Royle
Name:	Gwen E. Royle
Title:	Vice President - Legal and Corporate Secretary

Stilwell Management, Inc.
By:	/s/ Janice M. Teague
Name:	Janice M. Teague
Title:	Vice President - Administration and Secretary
CUSIP No. 233326107	Schedule 13D/A	Page 9 of 12 Pages

EXHIBIT A
JOINT FILING UNDERTAKING

        The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

        Dated:    December 12, 2001

STILWELL FINANCIAL INC.		STILWELL MANAGEMENT, INC.
By:	/s/ Gwen E. Royle	By:	/s/ Janice M. Teague
	Gwen E. Royle Vice President - Legal and Corporate Secretary		Janice M. Teague Vice President - Administration and Secretary
CUSIP No. 233326107	Schedule 13D/A	Page 10 of 12 Pages

EXHIBIT B
STOCK PURCHASE AND SALE AGREEMENT

        THIS AGREEMENT is entered into the 3rd day of December, 2001 by and between DST SYSTEMS, INC., a Delaware Corporation ("DST") and VERMONT INVESTORS ASSURANCE CORPORATION, a Vermont corporation ("Vermont").

RECITALS

        WHEREAS, Vermont desires to sell 839,000 shares (the "shares") of DST common stock, and DST desires to purchase said Shares.

AGREEMENT

        NOW, THEREFORE, in consideration of the covenants contained herein, Vermont and DST agree as follows:

        1.      Stock Sale. At the Closing, Vermont shall sell the Shares to DST and DST shall purchase the Shares, for the purchase price and on the other terms and conditions set forth herein. The purchase price for the Shares shall be equal to the average of the high and low price per share for such stock recorded on the New York Stock Exchange on the date of this Agreement.

        2.      The Closing. The settlement for the purchase and sale of the Shares shall take place at 10:00 a.m. on such date as the parties agree, but no later than December 10, 2001 (the "Settlement Date") at the offices of DST or at such other place or such other date as the parties agree. On the Settlement Date, Vermont shall cause the Shares to be transferred to DST or shall deliver to DST certificates for the Shares, duly endorsed, signature guaranteed and in proper form for transfer, and upon confirmation of receipt of the Shares DST shall deliver the purchase price to Vermont in immediately available funds.

        3.      Representations and Warranties.

        a.   DST.     DST represents and warrants to Vermont that the execution and delivery of this Agreement and the consummation by DST of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of DST, and this Agreement is a valid and binding obligation of DST, enforceable in accordance with its terms, except as such terms may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights in general.

b. Vermont. Vermont represents and warrants to DST as follows:

i.	Ownership. Vermont is the lawful owners of the Shares with full right, power and authority to sell and transfer such Shares free and clear of any and all security interests, encumbrances, shareholder agreements, and adverse claims, to DST pursuant to the provisions of this Agreement.

CUSIP No. 233326107	Schedule 13D/A	Page 11 of 12 Pages

ii.	Authority. The execution and delivery of this Agreement, the sale and delivery of the Shares and the consummation by Vermont of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Vermont, and this Agreement is a valid and binding obligation of Vermont, enforceable in accordance with its terms, except as such terms may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights in general.

iii.	Information. Vermont is informed as to the financial condition of DST, it has reviewed DST's recent filings with the Securities and exchange Commission including the 10K Report for 2000 and the 10Q Report filed in 2001, has been given an opportunity to ask questions of DST officers about DST, its business and prospects and agrees that any non-public information provided to Vermont shall be maintained as confidential.

        4.     Survival.    All of the representations, warranties, covenants and agreements of the parties in this Agreement shall survive the Closing and shall remain in full force and effect thereafter.

        5.     Notices.    Any notice, request, instruction, correspondence or other document to be given hereunder by either party to the other shall be in writing and delivered personally or by courier or mailed by registered or certified mail, return receipt requested, postage prepaid, or sent by facsimile transmission, as follows:

Notice to DST DST Systems, Inc. 333 W. 11th Street, 5th Floor Kansas City, MO 64105-1634 Attention: Kenneth V. Hager Fax No. 816-435-8630
Notice to Vermont Vermont Investors Assurance Corporation 920 Main Street, 21st Floor Kansas City, MO 64105 Attention: Daniel Connealy Fax No. 816-218-2452

        6.     Entire Agreement.    This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof, and there are no representations, warranties, understandings or agreements other than those expressly set forth herein.

        7.     Governing Law.    This Agreement shall be governed by, and construed and enforced in accordance with, the laws of Missouri, without regard to principles or conflicts of law.

CUSIP No. 233326107	Schedule 13D/A	Page 12 of 12 Pages

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed effective the date first above written:

DST SYSTEMS, INC.
By:	/s/ Kenneth V. Hager

VERMONT INVESTORS ASSURANCE CORPORATION
By:	/s/ Anthony P. McCarthy